Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

January 7, 2021

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Anuja A. Majmudar
Timothy S. Levenberg
Division of Corporate Finance
Office of Trade & Services

Monument Circle Acquisition Corp.

Registration Statement on Form S-1

Filed December 23, 2020

File No. 333-251627

Ladies and Gentlemen:

On behalf of our client, Monument Circle Acquisition Corp., a Delaware corporation (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated January 7, 2021 (the “Comment Letter”) relating to the above-referenced Registration Statement. The Registrant has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission (the “Commission”) an amendment to the Registration Statement which reflects these revisions and generally updates certain information in the Registration Statement.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Registrant with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1 to the above-referenced Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

The Registrant has asked us to convey the following as its responses to the Staff:

Securities and Exchange Commission
January 7, 2021

Exhibit 3.2, page II-5

1.	We note your disclosure in your Registration Statement that your exclusive forum provision in your amended and restated certificate of incorporation does not apply to actions arising under the Exchange Act. Please also ensure that the exclusive forum provision in your amended and restated certificate of incorporation states this clearly.

Response to Comment 1

The Registrant has revised the amended and restated certificate of incorporation in response to the Staff’s comment. See page 19 of Exhibit 3.2 to Amendment No. 1 to the Registration Statement.

Exhibit 4.4, page II-5

2.	We note that the form of warrant agreement filed as Exhibit 4.4 provides that the company agrees that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the City of New York, County of New York, State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, “which jurisdiction shall be exclusive.” If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the City of New York, County of New York, State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

Response to Comment 2

The Registrant has revised the Registration Statement and Exhibit 4.4 in response to the Staff’s comment. See pages 58 and 136 of the Registration Statement and page 20 of Exhibit 4.4 to Amendment No. 1 to the Registration Statement.

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If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 373-3309 or Deniz Gurbuz at (212) 373-3575.

Very truly yours,

/s/ Raphael M. Russo

Raphael M. Russo

Securities and Exchange Commission
January 7, 2021

cc:	Securities and Exchange Commission
Joanna Lam
Raj Rajan

Monument Circle Acquisition Corp.
Jeffrey H. Smulyan
Patrick Walsh

Ellenoff Grossman & Schole LLP
Stuart Neuhaser, Esq.
Douglas Ellenoff, Esq.